UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-5741

REPORT FOR PERIOD

July 1, 2005 to September 30, 2005

PURSUANT TO RULE 24

In the matter of:

SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102
AEP TEXAS CENTRAL COMPANY
Corpus Christi, Texas 78401

This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and AEP Texas Central Company (TCC) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO’s, PSO’s and TCC’s Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and TCC; (b) the amount of expenditures by month for direct labor cost, direct material cost and indirect cost for each of SWEPCO, PSO and TCC; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and TCC on the basis of the “Cost Ratio”, and (d) copies of the monthly reports furnished by SWEPCO to PSO and TCC detailing the work and charges associated with PSO and TCC rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and TCC. This report covers the period July 1, 2005 through September 30, 2005.

3rd QUARTER 2005
SWEPCO RAIL CAR MAINTENANCE FACILITY
RULE 24 REPORT

A.    NUMBER OF RAIL CARS SERVICED

	SWEPCO	PSO	TCC	TOTAL
July	70	89	-	159
August	48	64	-	112
September	75	13	-	88
TOTAL	193	166	-	359

B.    AMOUNT OF EXPENDITURES DETAIL

	SWEPCO	PSO	TCC	TOTAL
DIRECT LABOR
July	$4,064.92	$32,451.85	$-	$36,516.77
August	5,361.94	6,750.77	-	12,112.71
September	9,605.91	9,066.36	-	18,672.27
TOTAL	$19,032.77	$48,268.98	$-	$67,301.75

DIRECT MATERIAL - (a)
July	$25,323.71	$85,534.62	$-	$110,858.33
August	48,543.85	24,992.05	-	73,535.90
September	23,503.26	16,245.94	-	39,749.20
TOTAL	$97,370.82	$126,772.61	$-	$224,143.43

OTHER DIRECT COSTS -
July	$44,001.48	$53,944.56	$-	$97,946.04
August	29,216.04	23,874.40	-	53,090.44
September	63,998.24	51,288.75	-	115,286.99
TOTAL	$137,215.76	$129,107.71	$-	$266,323.47

INDIRECT COST SHARED ON COST RATIO

July	$4,183.19	$33,401.64	$-	$37,584.83
August	21,849.57	27,505.68	-	49,355.25
September	82,722.52	78,091.09	-	160,813.61
TOTAL	$108,755.28	$138,998.41	$-	$247,753.69

TOTAL EXPENDITURES
July	$77,573.30	$205,332.67	$-	$282,905.97
August	104,971.40	83,122.90	-	188,094.30
September	179,829.93	154,692.14	-	334,522.07
TOTAL	$362,374.63	$443,147.71	$-	$805,522.34

            (a) Periodically, adjustments to amounts previously billed are required. When those adjustments are identified and recorded on a subsequent bill they may result in a net credit balance in an expenditure account for a particular month.

C.  COMPUTATION OF COST RATIO

	SWEPCO	PSO	TCC	TOTAL
July 2005
DIRECT LABOR	$4,064.92	$32,451.85	$-	$36,516.77
COST RATIO	11.13%	88.87%	-%	100.00%

August 2005
DIRECT LABOR	$5,361.94	$6,750.77	$-	$12,112.71
COST RATIO	44.27%	55.73%	-%	100.00%

September 2005
DIRECT LABOR	$9,605.91	$9,066.36	$-	$18,672.27
COST RATIO	51.44%	48.56%	-%	100.00%

D.  COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and TCC detailing charges associated with PSO and TCC rail cars are attached as Exhibits 1, 2 and 3.

S I G N A T U R E

As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 14th day of November, 2005.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation

INDEX TO EXHIBITS

Exhibit Number	Exhibit	Transmission Method
1	July 2005 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

2	August 2005 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

3	September 2005 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

Exhibit 1

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
July 2005

A. NUMBER OF RAIL CARS SERVICED

SWEPCO	70	PSO	89	TCC	-	OUTSIDE	349

B. AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:

		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$25,323.71
00805900 02	Stores Salvage - SWEPCO	-
00805900 03	Direct Labor to SWEPCO Coal Cars	3,727.05
PR 4101	Charges Other than Direct Labor	-
00805900 04	Direct Labor to Rework SWEPCO Material	337.87
4056352301	AEPX Direct Materials	-
4056352302	AEPX Direct Labor	-
PR4104	Charges Other than Direct Labor	-
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	-
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	-
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	-
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	-
PR4238	Depreciation Expense - SWEPCO	-
PR4263	Lease - Supplemental Expenses - SWEPCO	-
00805908 02	Outside Maintenance of SWEPCO Coal Cars	32,430.88
00805909 02	Switching Fees - SWEPCO	11,570.60
PR4277	Repainting Coal Cars - SWEPCO	-
	Total 100% SWEPCO Costs	$73,390.11

COSTS ASSIGNED 100% TO PSO:

		PSO
00805901 01	Direct Material to PSO Coal Cars	$76,867.30
PR4015	Inventory Carrying Charges - PSO	8,667.32
00805901 02	Stores Salvage - PSO	-
00805901 03	Direct Labor to PSO Coal Cars	28,657.10
PR4102	Charges Other than Direct Labor	-
00805901 04	Direct Labor to Rework PSO Material	3,794.75
PR4103	Charges Other than Direct Labor	-
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	-
PR4214	Employee Fringe Benefits - Direct Labor - PSO	-
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	-
PR4239	Depreciation Expense - PSO	-
00805908 03	Outside Maintenance of PSO Coal Cars	26,978.24
00805909 03	Switching Fees - PSO	26,966.32
PR4278	Repainting Coal Cars - PSO	-
	Total 100% PSO Costs	$171,931.03

COSTS ASSIGNED 100% TO TCC:

TCC
00805902 01	Direct Material to TCC Coal Cars	$-
PR4014	Inventory Carrying Charges - TCC	-
00805902 02	Stores Salvage - TCC	-
00805902 03	Direct Labor to TCC Coal Cars	-
PR4105	Charges Other than Direct Labor	-
00805902 04	Direct Labor to Rework TCC Material	-
PR4106	Charges Other than Direct Labor	-
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	-
PR4217	Employee Fringe Benefits - Direct Labor - TCC	-
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	-
PR4240	Depreciation Expense - TCC	-
00805908 01	Outside Maintenance of TCC Coal Cars	-
00805909 01	Switching Fees - TCC	-
PR4279	Repainting Coal Cars - TCC	-
	Total 100% TCC Costs	$-

COSTS TO BE SHARED (Ratio of Direct Labor)

		SHARED
00805904 01	Shop Material	$6,595.41
00805904 02	Small Tools	-
00805904 03	Facility Maintenance - Material	2,101.48
00805903 01	3RD Party Direct Material	208,539.40
00805904 07	Switch Engine Operation and Maintenance	1,543.20
00805904 08	Equipment Operation and Maintenance	5,275.98
00805904 04	Sale of Scrap	-
00805905 01	Supervision	14,434.82
00805905 02	Clerical	9,337.63
00805905 03	Training and Safety	6,715.99
00805905 04	General Shop Labor	9,952.41
00805905 05	Facility Maintenance - Labor	9,492.56
00805905 06	Labor Switch Engine Operation and Maintenance	7,737.78
PR4201	Ad Valorem Taxes - Facility	-
PR4108	Labor - Other	-
00805906 04	Employee Activities	-
00805903 04	3RD Party Remfg Labor Cars	434.55
00805903 03	3RD Party Direct Labor Cars	32,415.89
	Data Processing Charges	-
	Insurance Facility	14,114.02
00805907 01	Misc.	5,510.58
PR4220	Injuries and Damages	-
PR4221	Insurance - Liability and Property	-
00805906 07	Maintenance of Facilities (Contracted)	1,688.00
00805906 08	Office Supplies and Expenses	748.39
00805906 01	Taxes	-
00805911 01	3RD Party Sales Expense	13,087.12
00805906 09	Utilities - Heat, Light, Power and Water	5,240.32
00805906 10	Utilities - Telephone	469.74
00805906 11	Vehicle Expense	96.92
PR4237	Depreciation Expense	-
00805906 05	Employee Travel Expenses	-
PR4262	Lease - Basic - All Except Coal Cars	-
PR4264	Lease - Supplemental Expenses - Facility	-
PR4004	Material Direct to Outside Coal Cars	-
00805903 05	3rd Party Revenue	(398,390.78)
00805903 02	Stores Salvage - Outside Cars	-
00805907 02	AEP East Cars	(33,269.62)
00805907 03	OVEX Cars	113,713.04
	Total Costs Shared on Cost Ratio	$37,584.83
	{see computation below} -

SWEPCO	11.13%	$4,183.19

TCC	-%	$-

PSO	88.87%	$33,401.64

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}		$-

TOTAL COSTS FOR THE MONTH

SWEPCO		$77,573.30

TCC		$-

PSO		$205,332.67

C.  COMPUTATION OF COST RATIO:

101, 104	Direct Labor SWEPCO	$4,064.92	11.13%	SWEPCO
105, 106	Direct Labor TCC	-	-%	TCC
102, 103	Direct Labor PSO	32,451.85	88.87%	PSO
	Total Direct Labor	$36,516.77	100.00%	TOTAL

Exhibit 2

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
August 2005

A. NUMBER OF RAIL CARS SERVICED

SWEPCO	48	PSO	64	TCC	-	OUTSIDE	245

B. AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:

		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$48,543.85
00805900 02	Stores Salvage - SWEPCO	-
00805900 03	Direct Labor to SWEPCO Coal Cars	4,449.15
PR 4101	Charges Other than Direct Labor	-
00805900 04	Direct Labor to Rework SWEPCO Material	912.79
PR4104	Charges Other than Direct Labor	-
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	-
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	-
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	-
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	-
PR4238	Depreciation Expense - SWEPCO	-
PR4263	Lease - Supplemental Expenses - SWEPCO	-
00805908 02	Outside Maintenance of SWEPCO Coal Cars	24,680.13
00805909 02	Switching Fees - SWEPCO	4,535.91
PR4277	Repainting Coal Cars - SWEPCO	-
	Total 100% SWEPCO Costs	$83,121.83

COSTS ASSIGNED 100% TO PSO:

		PSO
00805901 01	Direct Material to PSO Coal Cars	$16,062.04
PR4015	Inventory Carrying Charges - PSO	8,930.01
00805901 02	Stores Salvage - PSO	-
00805901 03	Direct Labor to PSO Coal Cars	6,259.54
PR4102	Charges Other than Direct Labor	491.23
00805901 04	Direct Labor to Rework PSO Material	-
4056352301	Cook Labor for PSO AEPX cars	-
4056352302	Cook Material for PSO AEPSC cars	-
PR4103	Charges Other than Direct Labor	-
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	-
PR4214	Employee Fringe Benefits - Direct Labor - PSO	-
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	-
PR4239	Depreciation Expense - PSO	-
00805908 03	Outside Maintenance of PSO Coal Cars	16,080.24
00805909 03	Switching Fees - PSO	7,794.16
PR4278	Repainting Coal Cars - PSO	-
	Total 100% PSO Costs	$55,617.22

COSTS ASSIGNED 100% TO TCC:

TCC
00805902 01	Direct Material to TCC Coal Cars	$-
PR4014	Inventory Carrying Charges - TCC	-
00805902 02	Stores Salvage - TCC	-
00805902 03	Direct Labor to TCC Coal Cars	-
PR4105	Charges Other than Direct Labor	-
00805902 04	Direct Labor to Rework TCC Material	-
PR4106	Charges Other than Direct Labor	-
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	-
PR4217	Employee Fringe Benefits - Direct Labor - TCC	-
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	-
PR4240	Depreciation Expense - TCC	-
00805908 01	Outside Maintenance of TCC Coal Cars	-
00805909 01	Switching Fees - TCC	-
PR4279	Repainting Coal Cars - TCC	-
	Total 100% TCC Costs	$-

COSTS TO BE SHARED (Ratio of Direct Labor)

		SHARED
00805904 01	Shop Material	$5,716.27
00805904 02	Small Tools	-
00805904 03	Facility Maintenance - Material	2,093.71
00805903 01	3RD Party Direct Material	119,464.37
00805904 07	Switch Engine Operation and Maintenance	1,983.90
00805904 08	Equipment Operation and Maintenance	10,284.08
00805904 04	Sale of Scrap	-
00805905 01	Supervision	15,333.02
00805905 02	Clerical	9,511.08
00805905 03	Training and Safety	5,616.37
00805905 04	General Shop Labor	12,026.05
00805905 05	Facility Maintenance - Labor	13,605.35
00805905 06	Labor Switch Engine Operation and Maintenance	7,729.05
PR4201	Ad Valorem Taxes - Facility	-
PR4108	Labor - Other	-
00805906 04	Employee Activities	-
00805903 04	3RD Party Remfg Labor Cars	655.69
00805903 03	3RD Party Direct Labor Cars	60,241.15
-	Data Processing Charges	-
-	Freight	15,656.91
00805907 01	Misc.	5,510.58
PR4220	Injuries and Damages	-
PR4221	Insurance - Liability and Property	-
00805906 07	Maintenance of Facilities (Contracted)	1,688.00
00805906 08	Office Supplies and Expenses	420.22
00805906 01	Taxes	25,691.98
00805911 01	3RD Party Sales Expense	14,135.54
00805906 09	Utilities - Heat, Light, Power and Water	5,359.98
00805906 10	Utilities - Telephone	459.85
00805906 11	Vehicle Expense	-
PR4237	Depreciation Expense	-
00805906 05	Employee Travel Expenses	-
PR4262	Lease - Basic - All Except Coal Cars	-
PR4264	Lease - Supplemental Expenses - Facility	-
PR4004	Material Direct to Outside Coal Cars	-
00805903 05	3rd Party Revenue	(329,811.93)
00805903 02	Stores Salvage - Outside Cars	-
00805907 02	AEP East Cars	1,824.08
00805907 03	OVEX Cars	44,159.95
	Total Costs Shared on Cost Ratio	$49,355.25
	{see computation below} -

SWEPCO	44.27%	$21,849.57

TCC	0.00%	$-

PSO	55.73%	$27,505.68

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}		$-

TOTAL COSTS FOR THE MONTH

SWEPCO		$104,971.40

TCC		$-

PSO		$83,122.90

C.  COMPUTATION OF COST RATIO:

101, 104	Direct Labor SWEPCO	$5,361.94	44.27%	SWEPCO
105, 106	Direct Labor TCC	0.00	0.00%	TCC
102, 103	Direct Labor PSO	6,750.77	55.73%	PSO
	Total Direct Labor	$12,112.71	100.00%	TOTAL

Exhibit 3

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
September 2005

A. NUMBER OF RAIL CARS SERVICED

SWEPCO	75	PSO	13	TCC	-	OUTSIDE	524

B. AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:

		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$23,503.26
00805900 02	Stores Salvage - SWEPCO	-
00805900 03	Direct Labor to SWEPCO Coal Cars	7,287.75
PR 4101	Charges Other than Direct Labor	-
00805900 04	Direct Labor to Rework SWEPCO Material	2,318.16
PR4104	Charges Other than Direct Labor	-
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	-
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	-
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	-
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	-
PR4238	Depreciation Expense - SWEPCO	-
PR4263	Lease - Supplemental Expenses - SWEPCO	-
00805908 02	Outside Maintenance of SWEPCO Coal Cars	56,702.61
00805909 02	Switching Fees - SWEPCO	7,295.63
PR4277	Repainting Coal Cars - SWEPCO	-
	Total 100% SWEPCO Costs	$97,107.41

COSTS ASSIGNED 100% TO PSO:

		PSO
00805901 01	Direct Material to PSO Coal Cars	$7,011.26
PR4015	Inventory Carrying Charges - PSO	9,234.68
00805901 02	Stores Salvage - PSO	-
00805901 03	Direct Labor to PSO Coal Cars	8,541.59
PR4102	Charges Other than Direct Labor	-
00805901 04	Direct Labor to Rework PSO Material	524.77
PR4103	Charges Other than Direct Labor	-
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	-
PR4214	Employee Fringe Benefits - Direct Labor - PSO	-
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	-
PR4239	Depreciation Expense - PSO	-
00805908 03	Outside Maintenance of PSO Coal Cars	43,906.88
00805909 03	Switching Fees - PSO	7,381.87
PR4278	Repainting Coal Cars - PSO	-
	Total 100% PSO Costs	$76,601.05

COSTS ASSIGNED 100% TO TCC:

TCC
00805902 01	Direct Material to TCC Coal Cars	$-
PR4014	Inventory Carrying Charges - TCC	-
00805902 02	Stores Salvage - TCC	-
00805902 03	Direct Labor to TCC Coal Cars	-
PR4105	Charges Other than Direct Labor	-
00805902 04	Direct Labor to Rework TCC Material	-
PR4106	Charges Other than Direct Labor	-
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	-
PR4217	Employee Fringe Benefits - Direct Labor - TCC	-
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	-
PR4240	Depreciation Expense - TCC	-
00805908 01	Outside Maintenance of TCC Coal Cars	-
00805909 01	Switching Fees - TCC	-
PR4279	Repainting Coal Cars - TCC	-
	Total 100% TCC Costs	$-

COSTS TO BE SHARED (Ratio of Direct Labor)
		SHARED
00805904 01	Shop Material	$8,236.82
00805904 02	Small Tools	-
00805904 03	Facility Maintenance - Material	10,726.62
00805903 01	3RD Party Direct Material	212,705.52
00805904 07	Switch Engine Operation and Maintenance	2,069.27
00805904 08	Equipment Operation and Maintenance	4,858.48
00805904 04	Sale of Scrap	-
00805905 01	Supervision	29,112.75
00805905 02	Clerical	16,505.87
00805905 03	Training and Safety	10,927.92
00805905 04	General Shop Labor	14,816.93
00805905 05	Facility Maintenance - Labor	27,863.70
00805905 06	Labor Switch Engine Operation and Maintenance	14,099.86
PR4201	Ad Valorem Taxes - Facility	-
PR4108	Labor - Other	-
00805906 04	Employee Activities	-
00805903 04	3RD Party Remfg Labor Cars	18,479.82
00805903 03	3RD Party Direct Labor Cars	113,158.26
	Data Processing Charges	-
	Freight	22,073.72
00805907 01	Misc.	4,420.04
PR4220	Injuries and Damages	-
PR4221	Insurance - Liability and Property	-
00805906 07	Maintenance of Facilities (Contracted)	1,688.00
00805906 08	Office Supplies and Expenses	962.51
00805906 01	Taxes	-
00805911 01	3RD Party Sales Expense	23,905.03
00805906 09	Utilities - Heat, Light, Power and Water	5,997.75
00805906 10	Utilities - Telephone	453.84
00805906 11	Vehicle Expense	70.51
PR4237	Depreciation Expense	-
00805906 05	Employee Travel Expenses	116.40
PR4262	Lease - Basic - All Except Coal Cars	-
PR4264	Lease - Supplemental Expenses - Facility	-
PR4004	Material Direct to Outside Coal Cars	-
00805903 05	3rd Party Revenue	(411,406.83)
00805903 02	Stores Salvage - Outside Cars	-
00805907 02	AEP East Cars	7,856.62
00805907 03	OVEX Cars	21,114.20
	Total 100% Shared Costs	$160,813.61
	{see computation below} -

SWEPCO	51.44%	$82,722.52

TCC	0.00%	$-

PSO	48.56%	$78,091.09

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}		$-

TOTAL COSTS FOR THE MONTH

SWEPCO		$179,829.93

TCC		$-

PSO		$154,692.14

C.  COMPUTATION OF COST RATIO:

101, 104	Direct Labor SWEPCO	$9,605.91	51.44%	SWEPCO
105, 106	Direct Labor TCC	-	-%	TCC
102, 103	Direct Labor PSO	9,066.36	48.56%	PSO
	Total Direct Labor	$18,672.27	100.00%	TOTAL